Exhibit 99.1

Baozun Launches Hong Kong Initial Public Offering

SHANGHAI, China, Sept. 17, 2020 (GLOBAL NEWSWIRE) — Baozun Inc. (Nasdaq: BZUN) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced the launch of its Hong Kong public offering (the “Hong Kong Public Offering”), which forms part of the global offering (the “Offering”) of 40,000,000 new Class A ordinary shares (the “Offer Shares” or “Shares”) and listing of its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) under the stock code “9991.HK”.

The Company’s American depositary shares (“ADSs”), each representing three Class A ordinary shares of the Company, will continue to be listed and traded on the Nasdaq Global Select Market (“Nasdaq”). Investors in the Offering will only be able to purchase Class A ordinary shares and not ADSs. Upon listing in Hong Kong, the Class A ordinary shares listed on Hong Kong Stock Exchange will be fully fungible with the Class A ordinary shares represented by the ADSs listed on Nasdaq.

The Offering initially comprises 4,000,000 new Shares for the Hong Kong Public Offering and 36,000,000 new Shares for the international offering (the “International Offering”), representing approximately 10.0% and 90.0% of the total number of Shares in the Offering, respectively, subject to re-allocation and over-allotment. Subject to the level of any oversubscription in the Hong Kong Public Offering and pursuant to the clawback mechanism as described in the prospectus issued in Hong Kong, the total number of Shares available in the Hong Kong Public Offering could be adjusted to up to a maximum of 20,000,000 new Shares, representing approximately 50% of the Offer Shares initially available in the Offering. In addition, the Company expects to grant the international underwriters an over-allotment option to purchase up to an additional 6,000,000 new Shares in the International Offering, representing no more than 15.0% of the Offer Shares initially available in the Offering.

The offer price for the Hong Kong Public Offering (the “Hong Kong Offer Price”) will be no more than HK$103.90 per share (the “Maximum Offer Price”). The offer price for the International Offering tranche of the Offering (the “International Offer Price”) may be set at a level higher than the Hong Kong Offer Price. The Company is expected to set the International Offer Price by September 23, 2020 Hong Kong time by making reference to, among other factors, the closing price of the ADSs on Nasdaq on the last U.S. trading day on or before September 22, 2020 and investor demand during the marketing process. The final Hong Kong Offer Price will be set at the lower of the final International Offer Price and the Maximum Offer Price of HK$103.90 per share. Shares will be traded in board lots of 100 shares.

The Company plans to use the net proceeds from the Offering for expanding its brand partner network, enhancing its digital marketing and fulfillment capabilities, potential strategic alliances, investment in technology and innovation, and potential merger and acquisition opportunities.

Fully Electronic Application Process for the Hong Kong Public Offering

Baozun has decided to adopt a fully electronic application process for the Hong Kong Public Offering, with no printed copies of prospectuses or application forms. A fully electronic application process is consistent with the way in which the Company’s users and stakeholders engage and interact with each other and the Company. As a company which has been highly committed to environmental, social and corporate responsibility matters since its founding, the Company believes such method will also help mitigate the environmental impact of printing and minimize the exploitation of natural resources, among others. The prospectus is available at the website of the Hong Kong Stock Exchange at www.hkexnews.hk and the Company’s website at ir.baozun.com.

The Company encourages applicants for the Hong Kong Public Offering to view its prospectus and apply online through the White Form eIPO service at www.eipo.com.hk, or apply through the CCASS EIPO service. The Hong Kong Public Offering will commence at 9:00 a.m. on Friday, September 18, 2020 Hong Kong time and will close at 12:00 noon on Wednesday, September 23, 2020 Hong Kong time.

Potential applicants may call the enquiry hotline of Computershare Hong Kong Investor Services Limited if they have any question about making applications for the Hong Kong Offer Shares. The hotline number is +852 2862 8646, and will be open from 9:00 a.m. to 9:00 p.m. on Friday, September 18, 2020, Monday, September 21, 2020 and Tuesday, September 22, 2020, and from 9:00 a.m. to 6:00 p.m. on Saturday, September 19, 2020 and Sunday, September 20, 2020 and from 9:00 a.m. to 12:00 noon on Wednesday, September 23, 2020 Hong Kong time.

Citigroup Global Markets Asia Limited, CMB International Capital Limited and Credit Suisse (Hong Kong) Limited are the joint sponsors, joint global coordinators, joint bookrunners and joint lead managers for the proposed Offering. China International Capital Corporation Hong Kong Securities Limited is acting as a joint global coordinator, joint bookrunner and joint lead manager for the proposed Offering. CCB International Capital Limited and China Merchants Securities (HK) Co., Limited are acting as joint bookrunners and joint lead managers for the proposed Offering.

The International Offering is being made only by means of a preliminary prospectus supplement dated September 16, 2020 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3ASR (File No. 333-237873) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 4, 2019. The registration statement on Form F-3ASR, including the base prospectus contained therein, and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, the United States of America (Tel: 800-831-9146); CMB International Capital Limited, 45/F Champion Tower, 3 Garden Road, Central, Hong Kong, Attention: Susie Zhang; or by email at ECMs@cmbi.com.hk; or Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, New York 10010, Attention: Prospectus Department, or by email at newyork.prospectus@credit-suisse.com.

The proposed Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong.

The price of the Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilization) Rules. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) will be contained in the prospectus of the Company dated September 18, 2020.

About Baozun

Baozun is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit http://ir.baozun.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Statements that are not historical facts, including statements about the offering and listing, the use of proceeds and the Company’s strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects; the Company’s business and operating strategies and its ability to implement such strategies; the Company’s ability to develop and manage our operations and business; competition for, among other things, capital, technology and skilled personnel; the Company’s ability to control costs; the Company’s dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; and other risks and uncertainties. There can be no guarantee that the offering and listing will be completed as planned, or that the expected benefits from the offering and listing will be achieved. You should consider the risk factors included in the registration statement (including any documents incorporated by reference therein), prospectus and prospectus supplements that have been or will be filed with the SEC and the prospectus registered in Hong Kong. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Christensen

In China

Mr. Andrew McLeod

Phone: +852-2232-3941

E-mail: baozun@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com